EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
	Quarter ended June 30,		Six months ended June 30,
($ in millions)	2014	2013	2014	2013

Earnings including interest on deposits (1):
Income before income tax expense	$8,655	8,471	17,007	16,111
Less: Net income from noncontrolling interests	60	89	242	138
Income before income tax expense and after noncontrolling interests	8,595	8,382	16,765	15,973
Fixed charges	1,100	1,172	2,194	2,420
	9,695	9,554	18,959	18,393

Fixed charges (1):
Interest expense	1,002	1,077	1,999	2,228
Estimated interest component of net rental expense	98	95	195	192
	$1,100	1,172	2,194	2,420

Ratio of earnings to fixed charges (2)	8.81	8.15	8.64	7.60

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,595	8,382	16,765	15,973
Fixed charges	825	819	1,640	1,698
	9,420	9,201	18,405	17,671

Fixed charges:
Interest expense	1,002	1,077	1,999	2,228
Less: Interest on deposits	275	353	554	722
Estimated interest component of net rental expense	98	95	195	192
	$825	819	1,640	1,698

Ratio of earnings to fixed charges (2)	11.42	11.23	11.22	10.41

(1)	As defined in Item 503(d) of Regulation S-K.
(2)

These computations are included herein in compliance with Securities and Exchange Commission regulations.  However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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